Lindsey Evenson · 3rd

Blogger at www.LindseyEvenson.com "FRESH AIR + FRESH FOOD"

Salem, Oregon, United States · 95 connections · Contact info

U.S. Outdoor Store

Minnesota State University Moorhead

Experience

Blogger
U.S. Outdoor Store
May 2010 – Present · 11 yrs 1 mo

Featured blogger working on a new blog for www.USOUTDOOR.com to launch this fall.

Blogger
FRESH AIR + FRESH FOOD
Mar 2010 – Present · 11 yrs 3 mos

I began this blog when Comcast Sportsnet's "WANTED: Adventure Host" aired as a way to unite my two passions; outdoors and food!

Fitness Instructor
Courthouse Athletic Club
Dec 2008 – Present · 12 yrs 6 mos

Freelance Writer
Statesman Journal
Sep 2006 – Present · 14 yrs 9 mos

Freelance writing for The Statesman Journal, Willamette Woman Magazine, www.Salem.MomsLikeMe.com, D'Lish, and East Salem Today.

Comcast Sportsnet's WANTED: Adventure Host Finalist and Comcast Care's Day Host
Comcast
Sep 2009 – Apr 2010 · 8 mos

I competed and placed 4th, becoming the "Last Woman Standing" on Comcast Sportsnet's "WANTED: Adventure Host." Shortly after, I did some on camera hosting for the Comcast Cares Day.

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Education

Minnesota State University Moorhead
BS, English Education
2002 – 2005

North Dakota State University
English Education
2000 – 2002
Activities and Societies: Campus Crusade for Christ, Student Goverment

Grace Christian School
High School
1987 – 2000
Activities and Societies: Student Government, National Honor Society, Cross Country Running, Volleyball, Basketball, Track and Field, Cheerleading, Chapel Team, Alaska Association of Student Government, Academic Decathalon